UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Novus Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

67011N 204
(CUSIP Number)

October 1, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67011N 204

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		102,400*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

102,400*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

102,400*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.2%*
12	TYPE OF REPORTING PERSON

PN

* Excludes 15,167 Shares (defined in Item 2(d)) underlying certain Series X Preferred (defined in Item 4) that may not be exercised due to the Series X Blocker (defined in Item 4).

Excludes 3,551,159 Shares underlying certain Series X1 Preferred (defined in Item 4) that may not be exercised due to the Series X1 Blocker (defined in Item 4).

Excludes 79,500 Shares underlying certain Private Placement Warrants (defined in Item 4) that may not be exercised due to the Private Placement Blocker (defined in Item 4).

Excludes 1,453,117 Shares underlying certain Series X1 Preferred Warrants (defined in Item 4) that may not be exercised due to the Series X1 Preferred Warrant Blocker (defined in Item 4).

2

CUSIP No. 67011N 204

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		102,400*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

102,400*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

102,400*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.2%*
12	TYPE OF REPORTING PERSON

OO

* Excludes 15,167 Shares underlying certain Series X Preferred that may not be exercised due to the Series X Blocker.

Excludes 3,551,159 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 79,500 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 1,453,117 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

3

CUSIP No. 67011N 204

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		77,936*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

77,936*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,936*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%*
12	TYPE OF REPORTING PERSON

PN

* Excludes 11,278 Shares underlying certain Series X Preferred that may not be exercised due to the Series X Blocker.

Excludes 2,714,564 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 64,549 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 1,086,823 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

4

CUSIP No. 67011N 204

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		77,936*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

77,936*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,936*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%*
12	TYPE OF REPORTING PERSON

OO

* Excludes 11,278 Shares underlying certain Series X Preferred that may not be exercised due to the Series X Blocker.

Excludes 2,714,564 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 64,549 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 1,086,823 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

5

CUSIP No. 67011N 204

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		13,595*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

13,595*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,595*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.1%*
12	TYPE OF REPORTING PERSON

PN

* Excludes 1,944 Shares underlying certain Series X Preferred that may not be exercised due to the Series X Blocker.

Excludes 473,038 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 11,416 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 189,022 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

6

CUSIP No. 67011N 204

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		13,595*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

13,595*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,595*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.1%*
12	TYPE OF REPORTING PERSON

CO

* Excludes 1,944 Shares underlying certain Series X Preferred that may not be exercised due to the Series X Blocker.

Excludes 473,038 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 11,416 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 189,022 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

7

CUSIP No. 67011N 204

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		180,336*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

180,336*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

180,336*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.4%*
12	TYPE OF REPORTING PERSON

OO

* Excludes 26,445 Shares underlying certain Series X Preferred that may not be exercised due to the Series X Blocker.

Excludes 6,265,723 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 144,049 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 2,539,940 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

8

CUSIP No. 67011N 204

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		195,326*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

195,326*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

195,326*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.6%*
12	TYPE OF REPORTING PERSON

PN, IA

* Excludes 28,389 Shares underlying certain Series X Preferred that may not be exercised due to the Series X Blocker.

Excludes 6,856,707 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 161,551 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 2,789,299 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

9

CUSIP No. 67011N 204

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		195,326*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

195,326*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

195,326*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.6%*
12	TYPE OF REPORTING PERSON

CO

* Excludes 28,389 Shares underlying certain Series X Preferred that may not be exercised due to the Series X Blocker.

Excludes 6,856,707 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 161,551 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 2,789,299 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

10

CUSIP No. 67011N 204

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		195,326*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

195,326*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

195,326*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.6%*
12	TYPE OF REPORTING PERSON

IN

* Excludes 28,389 Shares underlying certain Series X Preferred that may not be exercised due to the Series X Blocker.

Excludes 6,856,707 Shares underlying certain Series X1 Preferred that may not be exercised due to the Series X1 Blocker.

Excludes 161,551 Shares underlying certain Private Placement Warrants that may not be exercised due to the Private Placement Blocker.

Excludes 2,789,299 Shares underlying certain Series X1 Preferred Warrants that may not be exercised due to the Series X1 Preferred Warrant Blocker.

11

CUSIP No. 67011N 204

Item 1(a).	Name of Issuer:

Novus Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

19900 MacArthur Blvd., Suite 550

Irvine, California 92612

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

12

CUSIP No. 67011N 204

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Shares”)

Item 2(e).	CUSIP Number:

67011N 204

13

CUSIP No. 67011N 204

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on October 5, 2020, the Reporting Persons held 511 shares of Series X Convertible Preferred Stock (the “Series X Preferred”), convertible for an aggregate of 28,389 shares of Common Stock. Each share of the Series X Preferred is convertible into 1,000 Shares. The Series X Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), more than 9.99% of the number of shares of Shares then issued and outstanding (the “Series X Preferred Blocker”). As of the close of business on October 5, 2020, the Series X Blocker limits the aggregate conversion of the Series X Preferred by the Reporting Persons to 0 out of the 28,389 Shares underlying the Series X Preferred owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that the Series X Preferred owned by each of BVF, BVF2, Trading Fund OS and in a certain Partners managed account (the “Partners Managed Account”) would not be converted due to the Series X Blocker.

14

CUSIP No. 67011N 204

As of the close of business on October 5, 2020, the Reporting Persons held 123,420 shares of Series X1 Convertible Preferred Stock (the “Series X1 Preferred”), convertible for an aggregate of 6,856,707 shares of Common Stock. Each share of the Series X1 Preferred is convertible into 1,000 Shares. The Series X1 Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), more than 9.99% of the number of shares of Shares then issued and outstanding (the “Series X1 Preferred Blocker”). As of the close of business on October 5, 2020, the Series X1 Blocker limits the aggregate conversion of the Series X1 Preferred by the Reporting Persons to 0 out of the 6,856,707 Shares underlying the Series X1 Preferred owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that the Series X1 Preferred owned by each of BVF, BVF2, Trading Fund OS and in a certain Partners managed account (the “Partners Managed Account”) would not be converted due to the Series X1 Blocker.

As of the close of business on October 5, 2020, the Reporting Persons held 2,907,918 Warrants (the “Private Placement Warrants”) exercisable into an aggregate of 161,551 Shares. Each Private Placement Warrant has a strike price per Share of $0.72 and expires on July 14, 2025. Subject to limited exceptions, a holder of the Private Placement Warrants will not have the right to exercise any portion of its Private Placement Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Private Placement Blocker”). As of the close of business on October 5, 2020, the Private Placement Blocker limits the aggregate exercise of the Private Placement Warrants by the Reporting Persons to 0 out of 161,551 Shares underlying the Private Placement Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that the Private Placement Warrants owned by each of BVF, BVF2, Trading Fund OS and in the Partners Managed Account would not be exercised due to the Private Placement Blocker.

As of the close of business on October 5, 2020, the Reporting Persons held 50,207 Warrants (the “Series X1 Preferred Warrants”) exercisable into an aggregate of 2,789 Series X1 Preferred or 2,789,299 Shares. Each Series X1 Preferred Warrant has a strike price per Share of $497.93 and expires on September 14, 2025. Subject to limited exceptions, a holder of Series X1 Preferred Warrants will not have the right to exercise any portion of its Series X1 Preferred Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Series X1 Preferred Warrant Blocker”). As of the close of business on October 5, 2020, the Series X1 Preferred Warrant Blocker limits the exercise of Series X1 Preferred Warrants by the Reporting Persons to 0 out of the 2,789,299 Shares underlying the Series X1 Preferred Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that the Series X1 Preferred Warrants owned by each of BVF, BVF2, Trading Fund OS and in the Partners Managed Account would not be exercised due to the Series X1 Preferred Warrant Blocker.

As of the close of business on October 5, 2020 (i) BVF beneficially owned 102,400 Shares, (ii) BVF2 beneficially owned 77,936 Shares, and (iii) Trading Fund OS beneficially owned 13,595 Shares.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 102,400 Shares beneficially owned by BVF.

15

CUSIP No. 67011N 204

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 77,936 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 13,595 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 180,336 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 195,326 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS, including 1,395 Shares held in the Partners Managed Account.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 195,326 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 195,326 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. BVF GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

The numbers reported herein for the Shares have been divided by 18 pursuant to the Issuer’s one-for-eighteen reverse stock split as reported in a press release of the Issuer on October 2, 2020 (the “Stock Split”).

(b)	Percent of class:

The following percentages are based on 22,543,354 Shares outstanding as disclosed to the Reporting Persons by the Issuer prior to the Stock Split, which number the Reporting Persons divided by 18 pursuant to the Issuer’s Stock Split, for a denominator of 1,252,409.

16

CUSIP No. 67011N 204

As of the close of business on October 5, 2020 (i) BVF beneficially owned approximately 8.2% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 6.2% of the outstanding Shares, (iii) Trading Fund OS beneficially owned approximately 1.1% of the outstanding Shares, (iv) BVFGP may be deemed to beneficially own approximately 8.2% of the outstanding Shares, (v) BVF2GP may be deemed to beneficially own approximately 6.2% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially 1.1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 14.4% of the outstanding Shares and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 15.6% of the outstanding Shares (less than 1% of the outstanding Shares is held in the Partners Managed Account).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GP, BVF2 GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by Trading Fund OS and the Partners Managed Accounts.

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CUSIP No. 67011N 204

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 67011N 204

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2020

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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